Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013

Net income	$147,755	$132,765	$282,184	$356,367

Preferred Stock dividend requirements	(27,826)	(22,817)	(55,346)	(45,383)

Net income attributable to common stockholders	$119,929	$109,948	$226,838	$310,984

Basic weighted average number of common shares outstanding	16,897,781	15,936,863	16,798,259	15,909,276

Dilutive Stock Options outstanding for the Period	586,293	477,920	692,864	407,575

Dilutive Warrants outstanding for the Period	721,475	385,462	753,503	300,559

Diluted Weighted average number of common and equivalent shares outstanding	18,205,549	16,800,244	18,244,626	16,617,410

Basic and Diluted Net income per common share	$0.01	$0.01	$0.01	$0.02